September 26, 2025

David Fortunato
Chief Executive Officer
Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, CA 94301

       Re: Wealthfront Corporation
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted on September 23, 2025
           CIK No. 0001524566
Dear David Fortunato:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
Our Platform
Diverse Financial Products, page 30

1. We note your response to prior comment 3. We also note your revised disclosure at page iii, under "Select Defined Terms," that "Cash Account" means the account clients open and maintain at your subsidiary Wealthfront Brokerage LLC. Please revise here to clarify the nature of the cash account, which appears to include aspects of a brokerage account. Please also identify the banks that provide services related to the Cash Management product, such as Wells Fargo, and summarize the key terms of
 September 26, 2025
Page 2

      the agreements that appear to allow you to manage the FBO accounts and related sweeps, settlement, reconciliation, dispute resolution and other features necessary to offer the Cash Management product. Please also file such agreements with banks as exhibits, or provide a detailed explanation why they are not required under Item
      601(b)(1) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Revenue Model, page 106

2. We are continuing to evaluate your response to prior comment 4 and may have additional comments.
       Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance